Exhibit 1

Recent developments update dated September 25, 2009

The information included in this section supplements the information about the Republic of Italy that is contained in Exhibit D to the Republic’s annual report on Form 18-K, for the fiscal year ended December 31, 2007. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Italian Economy

Based on ISTAT data, Italy’s seasonally adjusted average unemployment rate increased to 7.4 per cent in the second quarter of 2009, from 7.3 per cent recorded during the previous quarter.

Public Finance

In July 2009, the Government finalized and presented to Parliament its 2010-2013 Program Document, which was updated on September 22, 2009. The following table sets forth information on Italy’s revised principal public finance targets for the years indicated, as well as the gross domestic product assumptions underlying the Program Document.

2010-2013 Program Document Objectives

	2008	2009	2010	2011	2012	2013

GDP (% real growth rate)	(1.0)	(4.8)	0.7	2.0	2.0	2.0
Net borrowing, as a percentage of GDP	2.7	5.3	5.0	3.9	2.7	2.2
Primary balance, as a percentage of GDP	2.4	(0.5)	0.0	1.3	2.8	3.4
Interest expense, as a percentage of GDP	5.1	4.8	4.9	5.2	5.5	5.6
Public debt, as a percentage of GDP	105.7	115.1	117.3	116.9	115.1	112.7
Structural net borrowing (budget surplus), as a percentage of GDP	3.4	3.3	2.8	2.3	1.8	2.0

Source: Update to the 2010-2013 Program Document.

The objectives and forecasts set forth in the Program Document are based on assumptions relating to future economic developments, including international economic trends, and may therefore not be realized.

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